Ms. Kathryn McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation

Preliminary Proxy Statement on Schedule 14A

Filed October 26, 2012

File No. 000-52099

Dear Ms. McHale:

This letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated November 5, 2012 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, Registration No. 000-52099 (the “Preliminary Proxy Statement”). This letter and the Company’s Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement are being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Yadkin. All references to page numbers in these responses are to the pages of Amendment No. 1.

Comment Letter dated November 5, 2012

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A, Item 11 and 13 for the private placement and the conversion.

Response to Comment 1:

Instruction 1 to Item 13 of Schedule 14A provides that the financial information required by Item 13 “may be omitted” if such financial information is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” In our view, the financial information required by Item 13 is not material to either shareholder consideration of the proposed issuance of common stock upon the conversion of the Series A Preferred Stock or upon the exchange of the TARP Preferred Stock.

Ms. Kathryn McHale

Securities and Exchange Commission

We believe the historical financial statements required by Item 13 are not material to shareholders because the Series A Preferred Stock was not issued or outstanding as of the date of such financial statements and therefore are not reflected in such financial statements. Further, the issuance of the shares of the Series A Preferred Stock only affected cash, shareholders’ equity and capital ratios. The issuance of the common stock upon conversion of the Series A Preferred Stock and the exchange of the TARP Preferred Stock will only affect shareholders’ equity, net income (loss) attributable to common shareholders, and net income (loss) per common share. Accordingly, in our view, a shareholder does not need to review the historical financial statements to evaluate the impact of the issuances of common stock upon the conversion of Series A Preferred Stock and upon the exchange of the TARP Preferred Stock.

In addition, in our view, none of the other financial information required by Item 13 of Schedule 14A is material to shareholders in determining whether to approve the issuances of common stock.

We believe that the only financial information that is material to shareholders is the following:

•	the impact of the issuances on cash and shareholders’ equity;

•	the impact of the issuances of common stock upon conversion of the Series A Preferred Stock and upon the exchange of TARP Preferred Stock on book value per share;

•	the impact of the issuances on the capital ratios of the Company and the Bank; and

•	the impact of the issuances on net income (loss) per common share, because of the increase in the average amount of shares of common stock outstanding.

To improve the presentation of the financial information that we believe is material to shareholders’ understanding of the impact of the common stock issuances, we have added a “Pro Forma Financial Information” section to the Amendment No. 1 which presents a table that shows (1) the book value per share as of September 30, 2012 and December 31, 2011 on an historical basis and on a pro forma basis and (2) the capital ratios as of September 30, 2012 and December 31, 2011 on an historical basis and on a pro forma basis. In addition, we have added a subsection entitled “Effect on Earnings Per Share” that shows the effect on the earnings per share as a result of the common stock issuances upon the conversion of the Series A Preferred Stock and upon the exchange of TARP Preferred Stock.

The proxy statement also includes a capitalization table as of September 30, 2012 that shows the pro forma effect of issuance of the Series A Preferred Stock as well as the common stock issuances upon conversion of the Series A Preferred Stock and upon the exchange of the TARP Preferred Stock. This table shows shareholders how shareholders’ equity changes as a result of the common stock issuances.

Ms. Kathryn McHale

Securities and Exchange Commission

2. Add a section that discusses the pro forma effects of the transactions, including (1) the impact of the private placement and the conversion into voting common stock and non-voting common stock for the quarter ended September 30, 2012 and the year ended December 31, 2011 and (2) your regulatory and other capital ratios on an “as reported” basis and pro forma for the transactions.

Response to Comment 2:

As described above, we have added a subsection entitled “Pro Forma Financial Information” on page 6 and a subsection entitled “Effect on Earnings Per Share” on page 10 of Amendment No. 1, and we have revised the Capitalization table on page 23 to include pro forma information.

Voting Information

3. Outline briefly the rights of appraisal or similar rights of dissenters with respect to the matters to be acted upon. Refer to Item 3 of Schedule 14A.

Response to Comment 3:

Under North Carolina law and the Company’s Articles of Incorporation, holders of the Company’s common stock would not be entitled to appraisal rights or dissenter’s rights with respect to the matters to be acted upon at the Special Meeting. Subsection 55-13-02(a) of the North Carolina Business Corporation Act (the “NCBCA”) sets forth specific corporate actions under which shareholders are entitled to appraisal rights under North Carolina law. The Company does not believe any of the matters to be acted upon at the Special Meeting meet any of the corporate actions described under Subsection 55-13-02(a) of the NCBCA. In addition, even if any matter to be acted upon at the Special Meeting met one of the corporate actions specifically set forth under subdivisions (1), (2), (3), (4), (6), or (8) of Subsection 55-13-02(a), Subsection 55-13-02(b) provides that appraisal rights shall not be available for the holders of shares of any class or series of shares that are, among other things, “[T]raded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000) (exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).” The Company’s common stock is listed on the NASDAQ Global Select Market and has at least 2,000 shareholders and a market value of at least $20,000,000. Accordingly, for the reasons set forth above, holders of the Company’s common stock would not be entitled to appraisal rights or dissenter’s rights with respect to the matters to be acted upon at the Special Meeting. An affirmative statement to this effect has been added to page 2 of Amendment No. 1.

The Private Placement and Background to the Proposals

Summary of the Private Placement, page 4

4. Please confirm whether, as a result of the conversion, any of the Investors or TARP Preferred Shareholders will beneficially own more than 5% of your outstanding voting common stock. If so,

Ms. Kathryn McHale

Securities and Exchange Commission

please revise the proxy statement throughout to identify such persons and add them to the revised table on page 21. In addition, amend your current report on Form 8-K filed October 25, 2012 to disclose the identities of such persons.

Response to Comment 4:

Wellington Management Company, LLP (“Wellington”) will be deemed to beneficially own 9.826% of the Company’s Voting Common Stock upon conversion of the Series A Preferred Stock into shares of Voting Common Stock and exchange of shares of the TARP Preferred Stock with shares of Voting Common Stock as a result of the participation in the Private Placement of certain of Wellington’s clients. The requested disclosure has been added to page 5 of Amendment No. 1 and to the “Security Ownership of Certain Beneficial Owners and Management” table on page 24 to reflect Wellington’s pro forma ownership. The Company will also amend its Current Report on Form 8-K filed on October 25, 2012 to include the requested disclosure.

The Board of Directors recommends that shareholders vote “FOR” each of the proposals, page 5

5. Revise this section to explain why the Board entered into the transactions underlying the proposals, including the effect the transactions will have on the Corporation and its subsidiary and how the Board determined the conversion price was appropriate given the book value and market value of common stock.

Response to Comment 5:

The requested disclosure has been added to page 4 of Amendment No. 1 under the heading “Background of the Proposals.”

Shareholder Approval Requirements, page 5

6. We note your disclosure that the issuance of the 21.2 million shares of voting common stock will exceed 19.99% of the number of shares of your voting common stock and voting power outstanding prior to the private placement. Please revise to state the total percentage of common stock being issued compared to the number of outstanding shares before the issuance.

Response to Comment 6:

The requested disclosure has been added to pages 7 and 19 of Amendment No. 1.

7. Please identify in this section, and again in Proposal 2, the directors and executive officers who participated in the offering and quantify the equity compensation they will receive, as interpreted by NASDAQ Rule 5635, as a result of the conversion.

Response to Comment 7:

The requested disclosure has been added to pages 8 and 18 of Amendment No. 1.

Ms. Kathryn McHale

Securities and Exchange Commission

8. We note that neither Appendix A nor Appendix B have been included with the proxy statement. Include these appendices in your revised proxy statement.

Response to Comment 8:

We have included Appendix A and Appendix B at the end of Amendment No. 1.

Consequences if the Proposals are Approved

Dilution, page 6

9. Revise this section to provide the exact amounts of the dilutive effect on earnings per share and the book value per share of your voting common stock. In addition, revise to include the percentage by which existing shareholders’ ownership will decrease.

Response to Comment 9:

The requested disclosure has been added to page 10 of Amendment No. 1.

Certain Interests of Certain Directors and Executive Officers in the Proposals, page 8

10. Add a cross reference to the revised table on page 21.

Response to Comment 10:

The requested cross reference has been added to page 11 of Amendment No. 1.

Capitalization, page 20

11. Revise the table to add a row for the Series A Preferred Stock.

Response to Comment 11:

The requested disclosure has been added to page 23 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 21

12. We note that some of your directors and executive officers participated in the private placement. Revise to add columns showing the number of shares that such directors and executive officers will acquire and their percentages of ownership if the proposals are approved.

Response to Comment 12:

The requested disclosure has been added to page 24 of Amendment No. 1.

Ms. Kathryn McHale

Securities and Exchange Commission

If you have any questions or comments related to our responses, please contact me at (336) 768-1161 or Nikki Lee of Nelson Mullins Riley & Scarborough LLP at (864) 250-2367.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar Chief Financial Officer (Principal Accounting Officer)

cc:	Neil Grayson, Nelson Mullins Riley & Scarborough LLP

Nikki Lee, Nelson Mullins Riley & Scarborough LLP